UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Dialogic Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923359103

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 923359103
1)	NAME OF REPORTING PERSON Norwest Venture Partners IX, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,168,097
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,168,097
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,097
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.76%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 923359103
1)	NAME OF REPORTING PERSON Genesis VC Partners IX, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,168,097
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,168,097
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,097
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.76%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 923359103
1)	NAME OF REPORTING PERSON Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,260,657
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,260,657
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,657
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 923359103
1)	NAME OF REPORTING PERSON George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,260,657
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,260,657
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,657
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

Dialogic Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

926 Rock Avenue, Suite 20 San Jose, California 95131

Item 2	(a)	Name of Person Filing:

1. Norwest Venture Partners IX, LP 2. Genesis VC Partners IX, LLC 3. George J. Still, Jr. 4. Promod Haque

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

1.      Norwest Venture Partners IX, LP

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

2.      Genesis VC Partners IX, LLC

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

3.      George J. Still, Jr.

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

4.      Promod Haque

c/o Norwest Venture Partners

525 University Avenue, Suite 800

Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners IX, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners IX, LP is a Delaware limited partnership, whose general partner is Genesis VC Partners IX, LLC. George J. Still, Jr. and Promod Haque are the managing partners of Genesis VC Partners IX, LLC.

Item 2	(c)	Citizenship:

1. Norwest Venture Partners IX, LP: Delaware 2. Genesis VC Partners IX, LLC: Delaware 3. George J. Still: United States of America 4. Promod Haque: United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

923359103

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Venture Partners IX, LP (“NVP IX”): At December 31, 2010, NVP IX owned of record 1,168,097 shares of Issuer’s common stock (“Common Stock”). This amount represents 3.76% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners IX, LLC (“Genesis VC IX”): At December 31, 2010, Genesis VC IX may be deemed to have beneficially owned, by virtue of its status as general partner of NVP IX, 1,168,097 shares of Common Stock. This amount represents 3.76% of the total shares of Issuer’s Common Stock outstanding at this date.

(3) Promod Haque: At December 31, 2010, Promod Haque may be deemed to have beneficially owned 1,260,657 shares of Common Stock consisting of the following: (1) 1,168,097 shares of Common Stock by virtue of his status as a managing partner of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; (2) 71,999 shares of Common Stock by virtue of his status as the managing partner of Itasca VC Partners VII-A, LLC (“Itasca VC VII-A”), the general partner of Norwest Venture Partners VII-A,LP (“NVP VII-A”) the record owner of such shares; and (3) 20,561 shares of Common Stock by virtue of his status as the managing partner of Genesis VC IX, the general partner of NVP Entrepreneurs Fund IX, L.P., the record owner of such shares. This amount represents 4.1% of the total shares of Common Stock outstanding at this date.

(4) George J. Still, Jr.: At December 31, 2010, George J. Still, Jr. may be deemed to have beneficially owned 1,260,657 shares of Common Stock consisting of the following: (1) 1,168,097 shares of Common Stock by virtue of his status as a managing partner of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; (2) 71,999 shares of Common Stock by virtue of his status as the managing partner of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; and (3) 20,561 shares of Common Stock by virtue of his status as the managing partner of Genesis VC IX, the general partner of NVP Entrepreneurs Fund IX, L.P., the record owner of such shares. This amount represents 4.1% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 10, 2011

NORWEST VENTURE PARTNERS IX, LP

By GENESIS VC PARTNERS IX, LLC, as general partner

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners IX, LP on its own behalf and on behalf of (a) Genesis VC Partners IX, LLC, a Delaware limited liability company, (b) George J. Still, Jr. and (c) Promod Haque

Dated: February 10, 2011

Norwest Venture Partners IX, LP

By Genesis VC Partners IX, LLC, as general partner

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

Genesis VC Partners IX, LLC

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for George J. Still, Jr.

/s/ Kurt L. Betcher
Kurt L. Betcher, as Attorney-in-fact for Promod Haque